UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On December 27, 2022, Argo Blockchain plc (the “Company”) issued a press release announcing that it has requested a suspension of trading for its ADSs and unsecured notes traded on the Nasdaq Global Select Market as the London Stock Exchange is closed for trading on December 27, 2022. The Company expects that trading on Nasdaq will resume on December 28, 2022 after the Company makes an announcement that is expected to be released before opening of trading on December 28, 2022.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit No.

99.1	Press release dated December 27, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2022	ARGO BLOCKCHAIN PLC By:
Name: Peter Wall
Title: Chief Executive Officer